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[Penn Mutual Letterhead]


June 24, 1999


Board of Trustees
The Penn Mutual Life Insurance Company
Independence Square
Philadelphia, PA  19172

Re: Flexible Premium Adjustable Variable Life Insurance Policy

Ladies and Gentlemen:

This opinion is furnished in connection with the filing of Post-Effective Amendment No. 10 to Penn Mutual's Registration Statement on Form S-6 (the "Registration Statement") covering flexible premium adjustable variable life insurance policies ("Policies" or "Policy") to be issued by The Penn Mutual Life Insurance Company (SEC file No. 33-54662).

The Prospectuses included in the Registration Statement describe the Policies. The Policy forms were reviewed under my direction, and I am familiar with the Registration Statement and Exhibits thereto. In my opinion:

1. The illustrations of Policy Values, Net Cash Surrender Values and Death Benefits included in the Prospectuses and based on the assumptions stated in the Prospectuses, are consistent with the provisions of the Policies. The rate structures of the Policies have not been designed so as to make the relationship between premiums and benefits, as shown in the illustrations, appear more favorable to a prospective purchaser of a Policy for the ages and sexes shown, than to prospective purchasers of a Policy for other ages and sex.

2. The tables in the appendices to the Prospectuses, are consistent with the provisions of the Policies.

I hereby consent to the use of this opinion as an Exhibit to the Registration Statement and to the use of my name relating to actuarial matters under the heading "Experts" in the Prospectus.


                                       Very truly yours,



                                       /s/ Edward S. Attarian
                                       ---------------------------------------
                                       Edward S. Attarian, F.S.A., M.A.A.A.
                                       Actuary


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